

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 14, 2015

<u>Via E-mail</u>
Timothy Leybold
Chief Financial Officer
Till Capital Ltd.
Continental Building
25 Church Street
Hamilton, HM12, Bermuda

      Re: Till Capital Ltd.
             Registration Statement on Form 20-F
             Filed March 13, 2015
             File No. 000-55324

Dear Mr. Leybold:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                     Sincerely,

                                     /s/ Jeffrey P. Riedler

                                     Jeffrey P. Riedler
                                     Assistant Director